FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

dated January 8, 2009

Commission File Number 1-15148

PERDIGÃO S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of Registrant’s Name)

760 Av. Escola Politecnica

Jaguare 05350-000 Sao Paulo, Brazil

(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    January 8, 2009

PERDIGÃO S.A.

By:	/s/ Leopoldo Viriato Saboya
	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Calendar of corporate events
99.2	Extract from the minutes of the 46th/2008 extraordinary meeting of the Board of Directors, November 28, 2008
99.3	Extract from the minutes of the 10th/2008 ordinary meeting of the Board of Directors
99.4	Extract from the minutes of the 9th/2008 ordinary meeting of the Board of Directors
99.5	Announcement to the market, December 9, 2008
99.6	Management and related persons negotiation, November 2008
99.7	Opinion of the Fiscal Council, November 27, 2008
99.8	Release, “Perdigao among the best in Brazil”, December 28, 2008
99.9	Minutes of the Extraordinary General Meeting held on December 18, 2008
99.10	Minutes of the 49th/2008 Extraordinary meeting of the Board of Directors
99.11	Minutes of the 11th/2008 Ordinary Meeting of the Board of Directors
99.12	Release, “Perdigao Rationalizes Dairy Operations”, January 5, 2009